June 11, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Paul Fischer

Re:	Axovant Gene Therapies Ltd.
Registration Statement on Form S-3
File No. 333-235889

Acceleration Request
	Requested Date:	Monday, June 15, 2020
	Requested Time:	4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-235889) (the “Registration Statement”) to become effective on June 15, 2020, at 4:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Milson Yu at (650) 843-5296.

[Signature page follows]

Very truly yours,

Axovant Gene Therapies Ltd.

		By:	/s/ David Nassif
David Nassif
Principal Financial Officer

cc:	Pavan Cheruvu, Axovant Gene Therapies Ltd.
John McKenna, Cooley LLP
Milson Yu, Cooley LLP